August 7, 2024

Kwai Hoi Ma
Chief Executive Office
Real Messenger Corp
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

       Re: Real Messenger Corp
           Amendment No. 9 to Registration Statement on Form F-4
           Filed August 2, 2024
           File No. 333-273102
Dear Kwai Hoi Ma:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2024 letter.

Amendment No. 9 to Registration Statement Form F-4 filed August 2, 2024 Real Messenger Holdings Limited
Notes to Consolidated Financial Statements
Note 13. Subsequent Events, page F-55

1.     We note your response to prior comment 5. Please address the following:
           Explain in further detail why you believe the 1.0 million Class A Ordinary Shares are part of Mr. Ma's original shareholdings and why the issuance of such shares to Mr.
          Ma was "in substance" a reverse of previously allotted shares from Mr. Ma.
           Specifically address the fact that at March 31, 2022, prior to the issuance of such shares to Mr. Eklund, there were no Class A Ordinary Shares outstanding and how this factors into your statement that the shares awarded to Mr. Eklund were from Mr.
          Ma and not the company.
           Clarify whether the issuance of Class A Ordinary Shares in the statement of shareholders' equity for fiscal 2023 represents the shares issued to Mr. Eklund. If so,
 August 7, 2024
Page 2

           explain why you believe the transfer of Mr. Eklund's shares to Mr. Ma represents the return of shares to the "original shareholder."
             To the extent Mr. Ma did not hold Class A Ordinary Shares prior to the company issuing restricted shares to Mr. Eklund, explain further how you determined that the issuance of such shares to Mr. Ma after Mr. Eklund's departure was not compensatory.
             Tell us how your disclosures on page 16, where you state the company repurchased shares previously issued to Mr. Eklund, supports your assertion that Mr. Ma previously owned the shares.
             Provide any specific guidance considered in your analysis.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Lawrence Venick